Exhibit (a)(1)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Notes (as defined below). The tender offer is made solely by the Company Repurchase Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated May 7, 2018, and any amendments or supplements thereto. The offer is not being made to, nor will tenders be accepted from or on behalf of, Holders of Notes in any jurisdiction in which the making of the offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Notice of Offer to Repurchase for Cash and Right to Convert

All 2.00% Convertible Senior Notes due 2022

of

Impax Laboratories, LLC

at

100% of the principal amount of Notes pursuant to the Company Repurchase Notice,

Notice of Entry into Supplemental Indenture and

Offer to Repurchase dated May 7, 2018

by

Impax Laboratories, Inc.

Impax Laboratories, LLC, formerly known as Impax Laboratories, Inc. (the “Company”) today notified holders (“Holders”) of its 2.00% Convertible Senior Notes due 2022 (the “Notes”) that, pursuant to the terms and conditions of the Indenture, dated as of June 30, 2015 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of November 6, 2017 (the “First Supplemental Indenture”), the Second Supplemental Indenture, dated as of May 4, 2018 (the “Second Supplemental Indenture”), and the Base Indenture as supplemented by the First and Second Supplemental Indentures, the (“Indenture”), between the Company, and Wilmington Trust, National Association, a national banking association, as Trustee (the “Trustee”), relating to the Notes, each Holder of the Notes has the right (the “Special Offer Repurchase Right”) to require the Company to repurchase all of such Holder’s Notes, or any portion thereof that is a multiple of $1,000 principal amount on June 5, 2018 (the “Special Tender Date”). The repurchase price (the “Special Tender Price”) for Notes validly surrendered and not validly withdrawn will be 100% of the principal amount of the Notes being repurchased. Pursuant to the terms of the Notes, the next regular interest payment date for the Notes is June 15, 2018, and, accordingly, on the Special Tender Date, the Company will pay accrued and unpaid interest to, but excluding, June 15, 2018 to all Holders of record on the June 1, 2018 regular record date for that interest payment date, without regard to whether or not a Holder tenders its Notes. Holders may surrender their Notes from May 7, 2018 until 11:59 p.m., New York City time, on June 4, 2018 (the “Exercise Expiration Date”).

The Company will repurchase all Notes that have been validly surrendered and not validly withdrawn prior to 11:59 p.m., New York City time, on the Exercise Expiration Date. The Special Tender Price for any Notes that are surrendered, and not validly withdrawn, will be paid by Global Bondholder Services Corporation, as depository agent (the “Depository Agent”), promptly following deposit by the Company of the Special Tender Price with the Depository Agent prior to 11:00 am. on the Special Tender Date. The Special Offer Repurchase Right is subject, in all respects, to the terms and conditions of the Indenture, the Notes and the Company Repurchase Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated May 7, 2018 (the “Offer to Repurchase”), and related notice materials, as amended and supplemented from time to time.

THE SPECIAL OFFER REPURCHASE RIGHT EXPIRES AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 4, 2018, UNLESS THE OFFER IS EXTENDED. WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME ON JUNE 4, 2018, UNLESS THE SPECIAL OFFER REPURCHASE RIGHT IS EXTENDED.

Pursuant to the Business Combination Agreement (the “BCA”), dated as of October 17, 2017, among the Company, Amneal Pharmaceuticals LLC (“Amneal”), Atlas Holdings, Inc. (“Holdco”), a wholly-owned subsidiary of the Company, and K2 Merger Sub Corporation (“Merger Sub”), a wholly-owned subsidiary of Holdco and an indirect wholly-owned subsidiary of the Company, as amended on November 21, 2017 and December 16, 2017, among other things: (i) Merger Sub was merged with and into Company (the “Impax Merger”), with the Company continuing as the surviving corporation; (ii) each outstanding share outstanding immediately prior to the Impax Merger Effective Time (as defined in the BCA), other than shares owned or held by the Company in treasury, by Amneal or by any of their respective subsidiaries, was converted into the right to receive one share of Class A common stock of Holdco; (iii) the Company converted to a Delaware limited liability company named Impax Laboratories, LLC; (iv) Holdco contributed all of the equity interests of the Company to Amneal in exchange for certain equity interests of Amneal; (v) Holdco registered as a public company and was renamed Amneal Pharmaceuticals, Inc. (Holdco after such registration and renaming is referred to herein as “New Amneal”); (vi) New Amneal issued shares of its Class B common stock to Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC and AH PPU Management, LLC; and (vii) New Amneal became the managing member of Amneal. The closing (the “Closing”) of the transactions contemplated by the BCA (such transactions collectively referred to herein as the “Combination”) was completed on May 4, 2018. New Amneal is the parent company of Impax following the Combination. The Closing of the Combination triggered Section 4.10 of the Indenture (as added by the First Supplemental Indenture), and accordingly each Holder of the Notes has the Special Offer Repurchase Right described herein.

This Offer to Repurchase constitutes the notice of your ability to convert as required to be delivered pursuant to Section 14.01(b)(iii) of the Indenture. This Offer to Repurchase also constitutes the notice required to be delivered to Holders pursuant to Section 14.07(b) of the Indenture, in connection with the entry into the Second Supplemental Indenture.

To exercise your Special Offer Repurchase Right to have the Company repurchase the Notes and receive payment of 100% of the principal amount of the Notes being repurchased, you must validly surrender your Notes to the Depository Agent prior to 11:59 p.m., New York City time, on the Exercise Expiration Date. The Trustee has informed the Company that, as of the date of this Offer to Repurchase, all custodians and beneficial holders of the Notes hold the Notes through accounts with The Depository Trust Company (“DTC”) and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase or conversion hereunder must be delivered through the transmittal procedures of DTC. Notes surrendered for repurchase may be withdrawn at any time prior to 11:59 p.m., New York City time, on the Exercise Expiration Date. The right of Holders to surrender Notes for repurchase expires at 11:59 p.m., New York City time, on the Exercise Expiration Date.

Alternatively, to exercise your conversion rights, you may validly surrender the Notes at any time until June 25, 2018. If you have already surrendered your Notes for repurchase by the Company, you must validly withdraw the Notes prior to 11:59 p.m., New York City time, on June 4, 2018 which is the Business Day immediately preceding the Special Tender Date, before you can surrender those Notes for conversion. Notes properly surrendered for conversion may not be withdrawn.

Alternative to the Special Offer Repurchase Right:

Holders May Elect to Convert Their Notes

The Indenture provides that, as a result of the closing of the Combination and notwithstanding the Special Offer Repurchase Right, the Notes are convertible, at the option of the Holder, at any time until June 25, 2018. The Company’s conversion obligation with respect to Notes that are converted will be the number of shares of New Amneal Class A Common Stock that a Holder of a number of shares of Impax Common Stock equal to the Conversion Rate (as defined in the Indenture) immediately prior to the effective time of the Combination would have been entitled to receive upon the Combination. As a result, Holders will be entitled to receive 15.7853 shares of New Amneal Class A Common Stock, cash or a combination of cash and shares of New Amneal

Class A Common Stock, at the Company’s election, in each case reflecting a conversion rate of 15.7853 shares of New Amneal Class A Common Stock per $1,000 principal amount of Notes surrendered for conversion. The Offer to Repurchase contains a comparison of the amount Holders would currently receive if their Notes are converted (and presented to Wilmington Trust, National Association, as conversion agent (the “Conversion Agent”) and settled for cash) and the amount Holders will receive if their Notes are repurchased through exercise of the Special Offer Repurchase Right. The right of Holders to convert their Notes is separate from the Special Offer Repurchase Right.

The value that Holders would currently receive if Holders validly exercised the Special Offer Repurchase Right is substantially more than the funds that Holders would receive if Holders converted their Notes. Holders should review the Offer to Repurchase carefully and consult with their own financial and tax advisors. None of the Company, Amneal, their respective Boards of Directors, employees, advisors or representatives, the Trustee (nor any of its Agents), the Depository Agent, the Information Agent, the Conversion Agent or the Dealer Manager are making any representation or recommendation to any Holder as to whether or not to surrender or convert that Holder’s Notes.

The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Repurchase and is incorporated herein by reference.

Full details of the terms and conditions of the tender offer and the Special Offer Repurchase Right are described in the Offer to Repurchase, which is available free of charge at the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov, as an exhibit to the Tender Offer Statement on Schedule TO filed by the Company with the SEC on May 7, 2018. The Offer to Repurchase contains important information that should be read carefully before any decision is made with respect to the Offer. Questions and requests for assistance in connection with the mechanics of surrender of Notes for repurchase under the Special Offer Repurchase Right or the conversion of the Notes may be directed to the Depository Agent or the Conversion Agent, respectively, at the addresses and telephone and facsimile numbers set forth below. Requests for copies of the Offer to Repurchase and all other offer materials may also be directed to the Information Agent at its address and telephone and facsimile numbers set forth below and will be furnished promptly at the Company’s expense.

The Information Agent for the Tender Offer is:

Global Bondholder Services Corporation

65 Broadway — Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free (866)-807-2200

The Depositary Agent for the Tender Offer is:

Global Bondholder Services Corporation

By facsimile:

(For Eligible Institutions only):

(212) 430-3775/3779

Confirmation:

(212) 430-3774

By Mail:	By Overnight Courier:	In Person by Hand Only:
65 Broadway — Suite 404 New York, NY 10006	65 Broadway — Suite 404 New York, NY 10006	65 Broadway — Suite 404 New York, NY 10006

The Conversion Agent is:

Wilmington Trust, National Association

By Mail, Overnight Mail or Courier:

Rodney Square North

1100 North Market Street

Wilmington, DE 19890-1626

Attention: Workflow Management — 5th Floor

Attention: Impax Laboratories, Inc.

Facsimile: 302-636-4139

Other Inquiries: DTC Desk (DTC2@wilmingtontrust.com)

Additional copies of this Offer to Repurchase may be obtained from the Information Agent at its address set forth above.

If a Holder has questions about the Special Offer Repurchase Right or the procedures for tendering Notes, the Holder should contact the Information Agent or the Dealer Manager at their respective telephone numbers.

The Dealer Manager is:

RBC Capital Markets

200 Vesey St, 8th Floor

New York, New York 10281

Attn: Liability Management

Toll-Free: (877) 381-2099

Collect: (212) 618-7843

Impax Laboratories, LLC